 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

VAALCO ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32167	76-0274813
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2500 CityWest Blvd. Suite 400 Houston, Texas		77042
(Address of principal executive offices)		(Zip Code)

Lynn Willis
Chief Accounting Officer and Controller
(713) 623-0801
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

VAALCO Energy, Inc. (the “Company”) is relying on the alternative reporting provision of Item 2.01 and providing its Report on Payments to Governments for the year ended December 31, 2025 to satisfy the requirements of Item 2.01.

The Company is subject to DTR 4.3A of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (the “UK Regulations”) and has prepared a report of payments to governments in accordance with the UK Reports on Payments to Governments Regulations 2014 (as amended) (the “Report on Payments to Governments”). The Company’s Report on Payments to Governments is available on the Company’s website at www.vaalco.com and also on the UK Financial Conduct Authority’s National Storage Mechanism website at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The information contained on the websites referred to in this paragraph is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VAALCO ENERGY, INC.

Date: June 24, 2026	By:	/s/ Lynn Willis
	Name:	Lynn Willis
	Title:	Chief Accounting Officer and Controller